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                                                                   EXHIBIT 99.1



           VISTA GOLD CORP. ANNOUNCES IMPROVED FIRST QUARTER RESULTS


DENVER, COLORADO, MAY 7, 1997 - Vista Gold Corp. reported a loss of US$691,000 or $0.01 per share for the first quarter ended March 31, 1997 compared to a net loss of $1,966,000 or $0.04 per share for the same period in 1996.

This improvement is attributed to record production and lower operating costs at the Hycroft mine in Nevada. Gold production for the first quarter 1997 was 30,135 ounces, an 86 percent increase over production of 16,206 ounces for the same period in 1996 and a 44 percent increase over the previous five-year average for first quarter production at the mine.

The increased production is a result of the operation of a new leach pad and the Merrill-Crowe recovery plant for the Brimstone ore and expanded leach solution pumping capacity at the Central Fault pad together with higher grade ore from Cut 4. Direct cash operating costs for the Hycroft mine for the first quarter 1997 were US$239 per ounce compared to US$283 per ounce for the same period in 1996.

                                SUMMARY RESULTS
                  (US DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                              THREE MONTHS ENDED
                                                   MARCH 31
                                               1997          1996
                                           ----------    ----------
Revenue                                    $   11,371    $    6,669
Net earnings (loss)                              (691)       (1,966)
Cash flow from operations                       2,298         1,053

Net earnings (loss) per share              $    (0.01)   $    (0.04)
Direct cash operating cost per ounce              239           283

Consolidated Production                        1997          1996
                                           ----------    ----------
Gold (ounces)                                  30,135        16,206
Silver (ounces)                               141,044        39,723

"Expanded production at Hycroft is the first of several steps we took last year to position Vista Gold for growth," said Michael B. Richings, President and CEO of Vista Gold Corp. "We are carrying out our development drilling program at the Guariche project in Venezuela. Last year we acquired an option agreement to purchase this property if we are able to prove reserves of at least 500,000 ounces of recoverable gold. Additionally, we are in the process of concluding a bankable feasibility study for the Amayapampa project in Bolivia. Finally, we have expanded our exploration activities in Bolivia to include drilling at Amayapampa Norte, Copacabana and, in the second half of this year, at Capa Circa."


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Completion and publishing of the final feasibility study on Amayapampa is scheduled for the end of June. Discussions to arrange limited recourse project financing with several international banks are very encouraging and it is expected that the majority of financing required for the development of Amayapampa should be available from this source.




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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Karla J. Kimrey, Director of Investor Relations, or Michael B. Richings, President and CEO at (303) 629-2450 or (888) 629-2450.